1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

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EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 6, 2005	5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: June 7, 2005

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Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

Change of Alternate Director

The Company is pleased to announce that Ms. Carolina Yip Lai-ching has been appointed to the post of Deputy Commissioner for Transport/Transport Services and Management and has therefore, by virtue of her appointment, become an Alternate Director to the Commissioner for Transport (Mr. Robert Charles Law Footman) with effect from 23 May 2005.

The Commissioner for Transport is a non-executive Director of the Company appointed by the Chief Executive (the “Chief Executive”) of the Hong Kong Special Administrative Region pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the “MTR Ordinance”) and has appointed the Deputy Commissioner for Transport/Transport Services and Management as its Alternate Director.

Ms. Yip (aged 52) has not entered into any contract of service with the Company and nor is Ms. Yip appointed for a specific term. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Ms. Yip is not related to any Directors, senior management or substantial or controlling shareholders of the Company except that she holds the post of Deputy Commissioner for Transport/Transport Services and Management and the Financial Secretary Incorporated, which holds shares in the Company in trust for the Government of the Hong Kong Special Administrative Region, is a controlling shareholder of the Company. As at the date of this announcement, Ms. Yip was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

The Company hereby also announces that as Mrs. Judy Li Wu Wai-lok ceased to hold the post of Deputy Commissioner for Transport/Transport Services and Management, she also ceased to be an Alternate Director to the Commissioner for Transport. There is no matter relating to her ceasing to be an Alternate Director of the Company that needs to be brought to the attention of the Company’s shareholders.

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 6 June 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.

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